EXHIBIT 21
SUBSIDIARIES
The following is a list of certain subsidiaries of USG Corporation as of February 15, 2008, the principal names under which such subsidiaries do business and the state or country in which each is organized. The list does not include subsidiaries which would not, if considered in the aggregate as a single subsidiary, have constituted a significant subsidiary within the meaning of Item 601(b)(21)(ii) of Regulation S-K as of December 31, 2007.

Organized Under
Name of Company	Laws of

United States Gypsum Company	Delaware
L&W Supply Corporation (a)	Delaware
USG Interiors, Inc.	Delaware
USG Foreign Investments, Ltd.	Delaware

(a)	As of December 31, 2007, L&W Supply Corporation conducted its business at 247 locations in the United States and Mexico using various names registered under applicable assumed business name statutes.